SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 5
NATURAL RESOURCE PARTNERS L.P.
(Name of Issuer)
Common Units
Subordinated Units
(Title of Class of Securities)
Common: 63900P 10 3
Subordinated: 63900P 50 9
(CUSIP Number)
Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson, Suite 3600
Houston, Texas 77002
Tel: (713) 751-7507
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 2, 2007
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box: ☐
(Continued on following pages)

Common CUSIP No. 63900P 10 3; Subordinated CUSIP No. 63900P 50 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Corbin J. Robertson, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER(1):
69,530 Common plus Subordinated Units;
NUMBER OF		69,530 Common Units; 0 Subordinated Units

SHARES	8	SHARED VOTING POWER(2):
BENEFICIALLY		8,990,712 Common plus Subordinated Units;
OWNED BY		6,270,377 Common Units; 2,720,335 Subordinated Units

EACH	9	SOLE DISPOSITIVE POWER(1):
REPORTING		69,530 Common plus Subordinated Units;
PERSON		69,530 Common Units; 0 Subordinated Units

WITH	10	SHARED DISPOSITIVE POWER(2):
8,990,712 Common plus Subordinated Units;
6,270,377 Common Units; 2,720,335 Subordinated Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2):
9,060,242 Common plus Subordinated Units;
6,339,907 Common Units; 2,720,335 Subordinated Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
28.4% of Common plus Subordinated Units(3);
24.2% of Common Units; 47.9% of Suborindated Units

14	TYPE OF REPORTING PERSON:

IN
(1)	Corbin J. Robertson, Jr. may be deemed to beneficially own 69,530 Common Units owned by the William K. Robertson 1993 Trust, in his capacity as trustee of the trust. See Item 3.

(2)	The 2,720,335 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference. See Item 3 for an explanation of how Mr. Robertson may be deemed to be the beneficial owner of these Common Units.

(3)	Excludes Class B units representing limited partner interests in the Partnership (“Class B Units”), which are not registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Common CUSIP No. 63900P 10 3; Subordinated CUSIP No. 63900P 50 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Western Pocahontas Properties Limited Partnership 76-0205573

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:
0 Common plus; 0 Subordinated Units
NUMBER OF

SHARES	8	SHARED VOTING POWER(1):
BENEFICIALLY		8,639,930 Common plus Subordinated Units;
OWNED BY		6,024,048 Common Units; 2,615,882 Subordinated Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0 Common Units; 0 Subordinated Units
PERSON

WITH	10	SHARED DISPOSITIVE POWER(1):
8,639,930 Common plus Subordinated Units;
6,024,048 Common Units; 2,615,882 Subordinated Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1):
8,639,930 Common plus Subordinated Units;
6,024,048 Common Units; 2,615,882 Subordinated Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
27.1% of Common plus Subordinated Units(2);
23.0% of Common Units; 46.1% of Suborindated Units

14	TYPE OF REPORTING PERSON:

PN
(1)	The 2,615,882 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

(2)	Excludes Class B Units, which are not registered under Section 12 of the Exchange Act.

Common CUSIP No. 63900P 10 3; Subordinated CUSIP No. 63900P 50 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Western Pocahontas Corporation 76-0204210

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:
0 Common plus; 0 Subordinated Units
NUMBER OF

SHARES	8	SHARED VOTING POWER(1):
BENEFICIALLY		8,639,930 Common plus Subordinated Units;
OWNED BY		6,024,048 Common Units; 2,615,882 Subordinated Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0 Common Units; 0 Subordinated Units
PERSON

WITH	10	SHARED DISPOSITIVE POWER(1):
8,639,930 Common plus Subordinated Units;
6,024,048 Common Units; 2,615,882 Subordinated Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1):
8,639,930 Common plus Subordinated Units;
6,024,048 Common Units; 2,615,882 Subordinated Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
27.1% of Common plus Subordinated Units(2);
23.0% of Common Units; 46.1% of Suborindated Units

14	TYPE OF REPORTING PERSON:

CO
(1)	The 2,615,882 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

(2)	Excludes Class B Units, which are not registered under Section 12 of the Exchange Act.

THIS AMENDMENT NO. 5 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON OCTOBER 28, 2002, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON AUGUST 25, 2003, AS AMENDED BY AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JANUARY 7, 2004, AS AMENDED BY AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON NOVEMBER 29, 2005, AND AS AMENDED BY AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JANUARY 17, 2007. THIS AMENDMENT NO. 5 REFLECTS TRANSACTIONS AS OF THE FILING DATE HEREOF AND AMENDS AND RESTATES THE FOREGOING-DESCRIBED SCHEDULE 13D AS FOLLOWS:
Item 1. Security and Issuer
     This amended and restated statement on Schedule 13D is being filed by Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership and Western Pocahontas Corporation (collectively, the “Reporting Persons”), which constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This schedule relates to the common units representing limited partner interests (the “Common Units”) and subordinated units representing limited partner interests (the “Subordinated Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002. The Subordinated Units are convertible into Common Units upon satisfaction of the conditions set forth in the Registration Statement on Form S-1 (File No. 333-86582) incorporated herein by reference (the “Registration Statement”).
Item 2. Identity and Background
(a)	Name of Persons Filing this Statement:
(1)	Corbin J. Robertson, Jr.

(2)	Western Pocahontas Properties Limited Partnership, a limited partnership formed under the laws of the State of Delaware.

(3)	Western Pocahontas Corporation, a corporation formed under the laws of the State of Texas.
(b)	Principal Business Address and Principal Office Address of Reporting Persons:
(1)	The principal business address and principal office address of Corbin J. Robertson, Jr. and Western Pocahontas Corporation is 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

(2)	The principal business address and principal office address of Western Pocahontas Properties Limited Partnership is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

(c)	Present Principal Occupation or Principal Business:
(1)	Mr. Robertson is the President and Chief Executive Officer of Quintana Minerals Corporation, a corporation engaged in oil and gas production, and is Chairman of the Board and Chief Executive Officer of GP Natural Resource Partners LLC, which acts as the general partner of the general partner of the Partnership.

(2)	Western Pocahontas Properties Limited Partnership engages in the leasing and acquisition of mineral properties.

(3)	Western Pocahontas Corporation acts as the general partner of Western Pocahontas Properties Limited Partnership.
     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of Western Pocahontas Corporation follows:
Board of Directors and Executive Officers of Western Pocahontas Corporation

	Principal Business/Principal		Principal Occupation /
Name	Office Address	Position	Employment
Corbin J. Robertson, Jr.	*	Director, Chairman of the Board and Chief Executive Officer	See Item 2(c)(1) above

S. Reed Morian	300 Jackson Hill, Houston, TX 77007	Director	Chairman and CEO of Dixie Chemical Company (1)

William L. Mullen	Lost Tree Village 838 Lake House Drive North Palm Beach, FL 33408	Director	Retired

Peter Baumann	4221 Birdview Avenue Malibu, CA 90265	Director	Retired

W.W. Scott, Jr.	2606 W. Lane Drive Houston, TX 77027	Director	Retired

Nick Carter	**	President and Chief Operating Officer	***

Dwight L. Dunlap	*	Chief Financial Officer and Treasurer	***

Wyatt L. Hogan	*	Secretary	***

Kevin Wall	**	Vice President and Chief Engineer	***

(1)	The principal business of Dixie Chemical Company is manufacturing and marketing of high-purity specialty and complex chemicals and pharmaceutical intermediates for domestic and export areas.

*	The principal business address and principal office address of the executive officers and directors listed above is 601 Jefferson, Suite 3600, Houston, Texas 77002.

**	The principal business address and principal office address of the executive officers and directors listed above is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

***	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership. The principal business of GP Natural Resource Partners LLC is acting as the general partner of the general partner of the Partnership.
     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Each of the natural persons identified in this Item 2 is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
     Western Pocahontas Corporation holds the general partner interest in Western Pocahontas Properties Limited Partnership and, as such, may be deemed to beneficially own the Common Units and the Subordinated Units held by that entity. Corbin J. Robertson, Jr. is the controlling shareholder of Western Pocahontas Corporation and, as such, may be deemed to beneficially own the Common Units and the Subordinated Units held by Western Pocahontas Properties Limited Partnership. In addition, Mr. Robertson may be deemed to beneficially own the Common Units and the Subordinated Units held by New Gauley Coal Corporation by virtue of his interest therein. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robertson disclaims the beneficial ownership of the Common Units and Subordinated Units held by Western Pocahontas Properties Limited Partnership and the Common Units and Subordinated Units held by New Gauley Coal Corporation.
     On April 2, 2007, the Partnership issued 250,000 Common Units to Western Pocahontas Properties Limited Partnership in connection with its contribution of certain assets to an affiliate of the Partnership, which issuance increased the outstanding Common Units to 26,226,795 as of April 2, 2007.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units or Subordinated Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units or Subordinated Units, general economic conditions, money and stock market conditions and other future developments.
Item 5. Interest in Securities of the Issuer
(a)	(1)	Corbin J. Robertson, Jr., in his capacity as the controlling shareholder of Western Pocahontas Corporation, the general partner of Western Pocahontas Properties Limited Partnership, in his capacity as a shareholder of New Gauley Coal Corporation, in his capacity as trustee of the William K. Robertson 1993 Management Trust (the “WKR Trust”), and in his capacity as the spouse of Barbara Robertson, may be deemed to be the beneficial owner of an aggregate of 9,060,242 Common and Subordinated Units, consisting of 6,339,907 Common Units and 2,720,335 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement. There being a total of 26,226,795 Common Units and 5,676,817 Subordinated Units outstanding, these holdings represent 24.2% of the Common Units, 47.9% of the Subordinated Units and 28.4% of all outstanding Common and Subordinated Units (excluding the Class B units representing limited partner interests in the Partnership (the “Class B Units”), which are not registered under Section 12 of the Exchange Act). Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robertson disclaims the beneficial ownership of the Common Units and Subordinated Units reported in this Item 5(a)(1).
(2)	Western Pocahontas Properties Limited Partnership is the record and beneficial owner of an aggregate of 8,639,930 Common and Subordinated Units, consisting of 6,024,048 Common Units and 2,615,882 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement. These holdings represent 23.0% of the Common Units, 46.1% of the Subordinated Units and 27.1% of all outstanding Common and Subordinated Units (excluding the Class B Units).

(3)	Western Pocahontas Corporation does not directly own any units. In its capacity as the general partner of Western Pocahontas Properties Limited Partnership, Western Pocahontas Corporation may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of the aggregate of 8,639,930 Common and Subordinated Units, consisting of 6,024,048 Common Units and 2,615,882 Subordinated Units held by Western Pocahontas Properties Limited Partnership. These holdings represent 23.0% of the Common Units, 46.1% of the Subordinated Units and 27.1% of all outstanding Common and Subordinated Units (excluding the Class B Units).
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The members of the board of directors of Western Pocahontas Corporation, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units and the Subordinated Units owned by Western Pocahontas Properties Limited Partnership, subject to certain exceptions.
     (c) On April 2, 2007, the Partnership issued 250,000 Common Units to Western Pocahontas Properties Limited Partnership in connection with its contribution of certain assets to an affiliate of the Partnership, which issuance increased the outstanding Common Units to 26,226,795 as of April 2, 2007. Other than this transaction, which is described in Item 3 hereof, neither Mr. Robertson, Western Pocahontas Properties Limited Partnership nor Western

Pocahontas Corporation has effected transactions in the Common Units or the Subordinated Units in the past sixty days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Common Units and Subordinated Units acquired by the Reporting Persons on or before October 17, 2002 were acquired in a private placement and are restricted securities. The Common Units issued upon conversion of the Subordinated Units continue to be restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Reporting Persons are entitled are set forth in the Second Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of January 4, 2007 (incorporated by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on January 4, 2007), which is incorporated herein by reference.
     The Common Units and Subordinated Units owned by Western Pocahontas Properties Limited Partnership are pledged to Metlife under the Collateral Assignment and Pledge of Partnership Interests dated as of October 17, 2002 between Western Pocahontas Properties Limited Partnership and Metlife.
Item 7. Material to Be Filed as Exhibits

Exhibit 4.1:	Second Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P. dated as of January 4, 2007, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on January 4, 2007.

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2007	CORBIN J. ROBERTSON, JR.
	By:	/s/ Corbin J. Robertson, Jr
Corbin J. Robertson, Jr.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2007	WESTERN POCAHONTAS PROPERTIES LIMITED PARTNERSHIP
	By:	Western Pocahontas Corporation,
Its General Partner

	By:	/s/ Corbin J. Robertson, Jr
Corbin J. Robertson, Jr.
Chief Executive Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2007	WESTERN POCAHONTAS CORPORATION
	By:	/s/ Corbin J. Robertson, Jr.
Corbin J. Robertson, Jr.
Chief Executive Officer

EXHIBIT INDEX

Exhibit 4.1:	Second Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P. dated as of January 4, 2007, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on January 4, 2007.

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.